SKY GLOBAL NETWORKS, INC.

c/o News America Incorporated

1211 Avenue of the Americas

New York, NY 10036

June 2, 2003

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Application for Withdrawal of Registration Statement on Form S-1 Filed by Sky Global Networks, Inc.
(Commission File No. 333-39672)

Ladies and Gentlemen:

The undersigned Registrant hereby requests withdrawal of its Registration Statement on Form S-1, File No. 333-39672 (the “Registration Statement”), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The Registration Statement was originally filed on June 20, 2000, no amendments have ever been filed and the Registration Statement has not been declared effective. No securities were issued or sold pursuant thereto and the Registrant did not ever print or distribute any preliminary prospectus.

The Registrant is requesting withdrawal of the Registration Statement due to the Registrant’s decision not to proceed with an offering of the securities to be registered thereby.

Pursuant to the requirements of Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Please direct any inquiries regarding this application to Jeffrey W. Rubin, Esq. at (212) 918-8224.

SKY GLOBAL NETWORKS, INC.

By:	/s/ ARTHUR M. SISKIND

Arthur M. Siskind
Director

cc:	The New York Stock Exchange
Jeffrey W. Rubin, Esq.